News release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT)
6 December 2011

Reed Elsevier holds investor seminar on Elsevier Science & Technology and the research industry

Reed Elsevier is today holding an investor seminar in London on Elsevier Science & Technology and the research industry, describing the market background, business activities and growth agenda. No new trading information will be disclosed.

The seminar will start at 9.00am GMT and will be webcast live.  Webcast details and the presentation will be available on Reed Elsevier’s website at www.reedelsevier.com. After the event, a replay facility will also be available.

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Enquiries
Colin Tennant (Investors)
+44 (0)20 7166 5751

Patrick Kerr (Media)
+44 (0)20 7166 5646

Notes to Editors

Reed Elsevier Group plc is a world leading provider of professional information solutions to the science and medical, legal, risk management, and business to business sectors. The group employs more than 30,000 people, including more than 16,000 in North America. Reed Elsevier reported revenues for 2010 of £6,055m/€7,084m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £12bn/€13bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.